EXHIBIT 99.5

Mogo Reports 346% increase in Q3 2020 Adjusted

EBITDA and Accelerating Net Member Additions up 89%

Mogo bitcoin accounts increase 237% year over year

Q3 2020 Adjusted EBITDA1 of $4.8 million (49% margin), up 346% from
$1.1 million in Q3 2019

Net income of $1.0 million, compared with a loss of ($6.0) million in Q3 2019

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, November 10, 2020 – Mogo Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), a financial technology company focused on empowering consumers with innovative digital financial solutions that help them get in control of their financial health, today announced its financial and operational results for the third quarter ended September 30, 2020.

“The adoption of digital banking, digital wallets, and financial health are all powerful long-term trends that have accelerated in 2020, and Mogo – with its unique multi-product financial health solution – is clearly benefiting from these trends,” said David Feller, Mogo’s Founder and CEO. “We continue to build our member base, and this quarter we saw increased growth driven by our recently launched free ID fraud protection product and our MogoCard, with its innovative carbon offsetting feature. We have also seen a big increase in bitcoin accounts, and our recently announced bitcoin rewards program should help to continue this growth as more and more Canadians look for exposure to this asset. As we look ahead to 2021, these enhanced products, along with our upcoming peer-to-peer payment solution, should position us to generate increased member engagement, monetization and top-line growth.”

“Our third-quarter results continue to underscore the core profitability and cash generation capability of our financial model. We met or exceeded our guidance on key measures, highlighted by another quarter of strong Adjusted EBITDA, record Adjusted EBITDA margins, positive net income of $1.0 million, and an increase in our cash balance,” said Greg Feller, President and CFO of Mogo. “As we transition back to growth mode heading into 2021, we are financially well positioned and have a growing number of paths to monetizing our more than one million members.”

Q3 2020 Business Highlights

•	Net member additions accelerated by 89% in Q3 2020 over Q2 2020 with total member reaching 1,074,000, an increase of 16% year over year, driven partly by the launch of free ID fraud protection.

•	Mogo bitcoin accounts increase 237% year over year.

•	Launched a new automatic carbon offsetting feature with the Mogo Visa* Platinum Prepaid Card (“MogoCard”), designed to help Canadians improve their financial health and the health of the planet through better spending control and automatic carbon offsetting.

•	With the introduction of the carbon offsetting program and other new features, average spend per card is up 66% from January 2020.

•	Announced plans to launch a mobile peer-to-peer (“P2P”) payment solution that will enable users to quickly and easily make and share payments with friends and family through Mogo’s mobile app.

•	Established referral agreements with EQ Bank for a high interest savings product and Lendful Financial for prime loan products.

•	Subsequent to quarter end, announced that MogoCard now supports Apple Pay®, Google Pay™ and Samsung Pay.

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Q3 2020 Financial Highlights

•	Core revenue[3] was $9.8 million, above our previously released guidance of $9.5 million to $9.7 million.

•	Adjusted EBITDA[1] was $4.8 million (49% margin), above our previously released guidance of $3.8 million to $4.2 million, representing a 346% increase from $1.1 million (7% margin) in the third quarter of 2019. This increase is primarily attributable to record gross margin of 93% based on strong loan performance as well as a significant reduction in growth related operating expenses.

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Net cash provided by (used in) operating and investing activities[2] of $4.4 million (versus guidance of $4.0-$4.5 million), fueled by $3.3 million of positive cash flow excluding cash generated from the loan book (up from $1.9 million in Q2 2020).

•	Adjusted cash net income (loss)[1] was $3.4 million for Q3 2020, compared to a loss of ($5.2) million in Q3 2019. The $8.6 million improvement is driven primarily by record gross margin, along with the reduction in operating expenses and reduced cash interest expense.

•	Net income of $1.0 million in Q3 2020, a significant improvement compared with a net loss of ($6.0) million in Q3 2019.

•	At September 30, 2020, the Company had $26.8 million in combined cash and investment portfolio ($9.9 million of cash and $16.9 million investment portfolio). Cash increased by $2.4 million over Q2 2020.

•	Reduced credit facility in Q3 2020 to $37.2 million (down from $39.2 million at June 30, 2020 and $76.5 million at Dec 31, 2019).

•	In September 2020, amended certain terms of our non-convertible debentures including a reduction in the average interest rate, from approximately 14% to approximately 7%.

Financial Outlook

In light of the uncertain economic environment in 2020, Mogo took a number of initiatives to support our customers, reduce expenses and more efficiently manage our capital resources over the past several quarters. These measures enabled the Company to significantly increase its cash from operations, adjusted EBITDA, and, in Q3 2020, report positive net income. These results highlight the underlying profitability of Mogo’s financial model. As we look toward 2021, with a favorable backdrop for fintech, including accelerating demand for digital financial health solutions, we expect to renew our growth investments to support higher revenue growth in 2021, including our planned launch of a P2P payment solution and other new products.

1 For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended September 30, 2020.

2 Excludes $31.6 million of proceeds from sale of the Liquid loan book in Q1 2020.

3 In light of the sale of the majority of our MogoLiquid loan portfolio, the Company has revised its definition of core revenue to exclude revenue related to Liquid loans. The prior period comparative figures for core revenue have been revised to conform with the new definition. Refer to “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended September 30, 2020 for a reconciliation of core revenue to amounts reported in previous periods.

*Trademark of Visa International Service Association and used under license by Peoples Trust Company. The MogoCard is issued by Peoples Trust Company.

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Conference Call & Webcast

Mogo will host a conference call to discuss its Q3 2020 financial results at 11:00 a.m. EDT on November 10, 2020. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (833) 968-2206 or (778) 560-2782 (International). The webcast can be accessed at http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected.

Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including core revenue (total revenue excluding revenue from bitcoin mining and revenue related to Liquid loans), adjusted EBITDA, and adjusted cash net income (loss), to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. Please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the Period Ended September 30, 2020 for a reconciliation of these non-IFRS financial measures to the nearest IFRS measures which is available at www.sedar.com and at www.sec.gov.

Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding Mogo’s response to COVID-19, the reduction of its expenses, its path to cash flow positive, the resumption of on-balance lending, the expansion of lending partnerships and the introduction of new referral models. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo’s control. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

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About Mogo

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial health and be more mindful of the impact they have on society and the planet. We all know it’s time to do things differently. It’s time for a new way to manage our money, one that’s inclusive and sustainable. One that takes into account our financial health, the planet’s health and the health of our society. At Mogo, users can sign up for a free account in only three minutes and begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals and have a positive impact on the planet including a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, free monthly credit score monitoring, ID fraud protection and personal loans. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one app. With more than one million members and a marketing partnership with Canada’s largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:
Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

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